Exhibit 10.7
June 14,2010
Joseph L. Cowan
5212 Legends Dr
Braselton, GA 30517-4012
Dear Joe,
     On behalf of Online Resources Corporation (the “Company”) and its Board of Directors (the “Board”) I am pleased to offer you the position of President and Chief Executive Officer of the Company, subject to the terms and conditions of this letter agreement (the “Letter Agreement”). Upon acceptance of this offer and satisfaction of any conditions herein, you will also be nominated to serve as a member of the Board.
     1. Position: Duties.
     (a) Your employment with the Company will commence on June 15, 2010 (the “Effective Date”). You will be the President and Chief Executive Officer of the Company, reporting to the Board, and will perform such duties and responsibilities commensurate with your position as may be determined from time to time by the Board. Your primary office will be located at the Company’s headquarters in Chantilly, Virginia; provided, however, that in the performance of your duties and responsibilities you will be expected to travel as needed in connection with the Company’s businesses. You agree to be bound by the policies and procedures of the Company as in effect from time to time relating to the conduct of employees.
     (b) By signing this Letter Agreement, you represent and warrant to the Company, as of the date hereof and as of the Effective Date, that you are not under, subject to or otherwise obligated by any contractual commitments (including, without limitation, any non-competition, non-solicitation, proprietary information and inventions, shareholders’, investors’ or similar agreements) that will be inconsistent with your obligations to the Company or that would be breached by or would prevent or interfere with your execution of this Letter Agreement or your obligations under this Letter Agreement to the Company.
     2. Salary. You shall be paid a salary at the annual rate of Five Hundred Thousand and 00/100 Dollars ($500,000.00) (the “Base Salary”), payable in accordance with the Company’s standard payroll practices for salaried employees. The Base Salary shall be reviewed by the Management Development and Compensation Committee of the Board (the “MD&C Committee”) based upon your performance not less often than annually. However, your Base Salary cannot be decreased without mutual agreement between you and the MD&C Committee.
     3. Performance Bonus. During your employment with the Company, you shall be eligible to receive an annual performance bonus (the “Performance Bonus”) under the Company’s Annual Incentive Plan (or a successor plan, if any) (the “Annual Incentive Plan”), in accordance with such terms and conditions as may be in effect from time to time, and, as applicable, consistent with the terms and conditions applicable to other senior executives of the Company. Your Performance Bonus shall have a target amount of One Hundred Percent (100%) of your Base Salary, and a maximum amount of One Hundred Fifty Percent (150%) of your Base Salary, subject to the achievement of certain performance goals and objectives (the “Performance Goals”) and such other terms and conditions as may be established from time to time by the MD&C Committee.
     Notwithstanding the foregoing, your Performance Bonus for 2010, if any, shall be subject to the achievement of the Performance Goals for 2010 that have previously been established by the MD&C Committee for other senior executives of the Company and the amount of the Performance Bonus payable to you will be pro-rated based on the period of your employment from the Effective Date through December 31, 2010, In addition, your Performance Bonus for 2010, if any, shall be paid to you no later than December 31, 2010, based on the interim results of the applicable Performance Goals as of the date payment is made; provided, however, that such payment will be subject to adjustment (either upwards or downwards) at the time that Performance Bonuses for 2010, if any, would generally be paid to employees under the Annual Incentive Plan based on the final results of the Performance Goals, as certified by the MD&C Committee.
4.	Equity Awards. Upon your commencement of employment, it shall be recommended to the Board that you be granted the following equity awards:
     (a) Equity Incentive Awards. In connection with your employment with the Company for 2010, you shall be granted on the second business day following the Effective Date that number of (i) options to purchase shares of common stock of the Company (the “Common Stock”) with a value, measured as of the grant date, equal to $750,000 (based on Black Scholes option pricing methodology) (the “Stock Options”) and (ii) restricted shares of Common Stock with a value, measured as of the grant date, equal to $1,000,000 (the “Restricted Stock”) on such terms and conditions as set forth in an award agreement consistent the terms of this Letter Agreement and the other terms generally applicable to the senior executives of the Company. The Stock Options shall have an exercise price equal to the closing price of a share of Common Stock on the grant date. The Stock Options and Restricted Stock shall vest on a pro rata basis in four substantially equal installments commencing on the first anniversary of the Effective Date, subject to your continued employment with the Company through each applicable vesting date. Subject to the terms and conditions of the applicable award agreements and this Letter Agreement, in the event of the termination of your employment or resignation, any outstanding unvested Stock Options and Restricted Stock then held by you will be automatically forfeited and cancelled as of the date of your termination of employment or resignation, as the case may be, without payment to you. During your employment with the Company after 2010, you shall be eligible to receive an annual grant of equity-based awards under the Company’s 2005 Amended and Restated Restricted Stock and Option Plan (or a successor plan, if any) (the “Equity Plan”), in accordance with such terms and conditions as may be in effect from time to time, and, as applicable, consistent with the terms and conditions applicable to other senior executives of the Company. The amount and size of any subsequent grants will be determined in the discretion of the MD&C Committee based on such factors and conditions as it deems appropriate (including, without limitation, the amount and size of prior equity-based awards made to you any and benchmark compensation studies undertaken by the MD&C Committee).
     (b) Share Purchase. In connection with your employment with the Company, on the second business day following the Effective Date (the “Purchase Date”), you will purchase from the Company in a private transaction that number of shares of Common Stock (the “Purchased Shares”) with a value, equal to $500,000 based on the closing price of the Common Stock on Purchase Date as reported on NASDAQ (the “Share Purchase”). In connection with the Share Purchase, you shall be granted on the Purchase Date a number of shares of Common

Stock equal to the number of Purchased Shares (the “Company Match Shares”). The Company Match Shares shall folly vest on the nine-month anniversary of the Purchase Date. In the event of the termination of your employment or resignation, any outstanding unvested Company Match Shares then held by you will be automatically forfeited and cancelled as of the date of your termination of employment or resignation, as the case may be, without payment to you. Notwithstanding the foregoing, you may not sell, transfer, pledge, assign or otherwise dispose of the Company Match Shares and the Purchased Shares until after your termination of employment or resignation, as the case may be, and in any event in accordance with applicable Company policies. The terms and conditions of the Share Purchase and the Company Match Shares will be set forth in a share purchase agreement and in an award agreement consistent the terms of this Letter Agreement and the other terms generally applicable to the senior executives of the Company for similar awards.
     5. Other Benefits. During your employment with the Company, you shall be eligible to participate in the Company employee benefit plans and arrangements made available to senior executives of the Company, including, without limitation, paid vacation time of no less than 20 days per calendar year (or a proportionate number of days for any calendar year in which you are employed for a period less than a full calendar year) plus the number of regular holidays and sick days granted to Company employees, in accordance with the terms and conditions applicable to other senior executives. Except as otherwise specified in this Letter Agreement, such plans are subject to change or termination from time to time at the discretion of the Board.
     6. General Expense Reimbursement. During your employment with the Company, the Company shall reimburse you for all reasonable business-related expenses that you incur on the Company’s behalf, in accordance with the standard policies and procedures established by the Company as in effect from time to time. In addition, the Company shall provide you with up to $36,000 per calendar year (pro rated for the period in which you are employed in 2010) for reasonable costs and expenses that you may incur for temporary housing and automobile expenses, in accordance with the standard policies and procedures established by the Company as in effect from time to time.
     7. Termination of Employment.
     (a) Employment at Will. You are being offered employment with the Company for an unspecified period of time and this Letter Agreement will create an at-will employment relationship that may be terminated by you or the Company at any time and for any reason.
     (b) Termination of Employment other than for Cause or for Good Reason. Subject to the provisions of this Letter Agreement and except in the event of your termination on or after a Change in Control as provided in Paragraph 7(c), if your employment with the Company (A) is terminated by the Company for any reason other than (I) for “Cause” (as defined in Exhibit A) or (II) as a result of your “Disability” (as defined in Exhibit A); or (B) is terminated by you for Good Reason (as defined in Exhibit A), your severance benefits shall be as follows:
     (i) Severance payment. On the first regular payroll date concurrent with or following the date that is thirty (30) days after your “Date of Termination” (as defined in Exhibit A), the Company shall make a single-sum cash payment to you in an amount equal to the product of (A) the sum of (x) your average annual Base Salary for the three complete fiscal years of the Company immediately preceding the fiscal year in which the Date of Termination occurs, plus (y) your average annual cash bonus target for the three complete fiscal years of the Company immediately preceding the fiscal year in which the Date of Termination occurs, times (B) the ratio, the numerator of which is the number of months in the “Severance Period” (as defined in Exhibit A) and the denominator of which is 12. In the event that you are not employed by the Company for three complete fiscal years preceding the fiscal year in which the Date of Termination occurs, your Base Salary and annual cash bonus target for the period of your employment will be used to determine such average amounts, provided that if you are employed by the Company for less than one complete fiscal year, your Base Salary and annual cash bonus target for such fiscal year will be annualized. In addition, within 90 days after the end of the fiscal year in which the Date of Termination occurs, the Company shall make a single-sum cash payment to you in the amount equal to the product of (x) the cash bonus that you would have received for the fiscal year in which the Date of Termination occurred had no termination occurred, based upon the amount accrued for such bonus for financial statement accounting purposes, times (y) the ratio, the numerator of which is the number of days in the fiscal year in which the Date of Termination occurred during which you were employed and the denominator of which is 365.
     (ii) Vesting of Equity Awards. Any outstanding stock options, restricted stock or other equity awards (the “Equity Awards”) that have been made to you under any equity compensation plan of the Company or otherwise that have not already vested (but, in any event, not including the Company Match Shares, which vest pursuant to Paragraph 4(b), hereinabove) shall continue to vest and become non-forfeitable as if you had remained employed during the Severance Period; and
     (iii) Continued Benefit Coverage. If you timely elect to continue coverage under the Company’s health benefit plan (including medical, dental and vision insurance) pursuant to the continuation provisions of the Internal Revenue Code of 1986, as amended (the “Code”) and ERISA (“COBRA”), for the duration of the period during which you keep the COBRA continuation coverage in effect, or, if shorter, the Severance Period, the maximum premium yqu will be required to pay for any month of coverage will be the premium charged to active employees of the Company for comparable coverage.
     (iv) Release of Claims. Notwithstanding the foregoing provisions of this Paragraph 7(b), and as a condition precedent to the Company’s obligations thereunder, not later than the payment date described in Paragraph 7(b)(i), you shall provide the Company a valid, executed, general release of claims in the form attached as Exhibit B, and such release shall have not been revoked and shall have become effective in accordance with its terms.
     (c) Termination of Employment Following a Change of Control. Subject to the provisions of this Letter Agreement, if your employment with the Company is terminated on or after a Change in Control under the circumstances set forth below, your entitlement to any severance benefits shall be as follows:
     (i) Severance Benefits, In the event your employment with the Company is terminated during the period beginning on the date of a Change in Control and ending on the twelve (12) month anniversary of the date of such Change in Control 0) by the Company other than for “Cause” (as defined in Exhibit A) or as a result of your “Disability” (as defined in Exhibit A) or (II) by you for “Good Reason” (as defined in Exhibit A), the Company shall pay or provide you with the following payments and other compensation:

     (A) Severance Payment. Within thirty (30) days after your “Date of Termination” (as defined in Exhibit A), the Company shall make a single-sum cash payment to you in an amount equal to the sum of (i) 1.5 times your average annual base salary for the three complete fiscal years of the Company immediately preceding the fiscal year in which the Date of Termination occurs, plus (ii) 1.5 times your average annual cash bonus target for the three complete fiscal years of the Company immediately preceding the fiscal year in which the Date of Termination occurs. In the event that you are not employed by the Company for three complete fiscal years, your base salary and annual cash bonus target for the period of your employment will be used, provided that if you are employed by the Company for less than one complete fiscal year, your base salary and annual cash bonus target for such fiscal year will be annualized. In addition, within 90 days after the end of the fiscal year in which the Date of Termination occurs, the Company shall make a single-sum cash payment to you in the amount equal to the product of (x) the cash bonus that you would have received for the fiscal year in which the Date of Termination occurred had no termination occurred, based upon the amount accrued for such bonus for financial statement accounting purposes, times (y) the ratio, the numerator of which is the number of days in the fiscal year in which the Date of Termination occurred during which you were employed and the denominator of which is 365.
     (B) Vesting of Equity Awards. Notwithstanding any provisions of this Letter Agreement or any plans or other agreements to the contrary, in the event that your Date of Termination following a Change in Control occurs on or after the twelve (12) month anniversary of the Effective Date, any outstanding stock options, restricted stock or other equity awards (the “Equity Awards”) that have been made to you under any equity compensation plan of the Company (but, in any event, not including the Company Match Shares) shall vest and become non-forfeitable as follows: (I) if the per-share price at which the Common Stock is sold by the Company in the transaction constituting the Change in Control (or, if no Common Stock is sold by the Company in the such transaction, the average of the closing prices of the Common Stock as reported on NASDAQ on the 30 trading days next preceding the date of the Change in Control) (the “Share Price”) is equal to less than $7 per share, fifty (50%) percent of your then outstanding unvested Equity Awards shall vest; (II) if the Share Price is equal to or more than $9 per share, one hundred (100%) percent of your then outstanding unvested Equity Awards shall vest; and (III) if the Share Price is between $7.00 per share and $9.00 per share, the percentage of your then outstanding unvested Equity Awards that shall vest will be interpolated on a straight line basis between fifty (50%) percent and one hundred (100%) percent.
     (C) Continued Benefit Coverage. If you timely elect to continue coverage under the Company’s health benefit plan (including medical, dental and vision insurance) pursuant to the provisions of continuation provisions of the Internal Revenue Code of 1986, as amended (the “Code”) and ERISA (“COBRA”), for the duration of the period during which you keep the COBRA continuation coverage in effect, or, if shorter, for 18 months, the maximum premium you will be required to pay for any month of coverage will be the premium charged to active employees of the Company for comparable coverage.

     (ii) Section 280G of the Code.
     (A) In the event that it is determined that the severance benefit payable to you pursuant to Paragraph 7(c)(i), when added to any other payment or benefit to you from the Company that would be considered a “parachute payment” (a “Parachute Payment”), within the meaning of Section 280G of the Code, would cause you to be considered to receive an “excess parachute payment” within the meaning of Section 280G of the Code (an “Excess Parachute Payment”), the amount payable to you pursuant to Paragraph 7(c)(i) will be reduced to the maximum amount that, when added to any other Parachute Payments made to you, could be paid to you without causing you to receive an Excess Parachute Payment. Notwithstanding the foregoing, the severance benefit payable to you pursuant to Paragraph 7(c)(i) will not be reduced if (I) the net amount payable to you without the reduction described in the preceding sentence, but reduced by all Federal, state and local income and employment taxes payable by you on the severance benefit payable pursuant to you and all other Parachute Payments dIus the excise tax payable on the Excess Parachute Payment pursuant to Section 4999 of the Code, is greater than (II) the net amount that would be payable to you with the reduction described in the preceding sentence and reduced by all Federal, state and local income and employment taxes payable by you on the severance benefit payable pursuant to Paragraph 7(c)(i) and all other Parachute Payments.
     (B) For purposes of this clause (ii), you will be deemed to pay Federal income tax and employment taxes at the highest marginal rate of Federal income and employment taxation in the calendar year in which the Excess Parachute Payment would occur and state and local income taxes at the highest marginal rate of taxation in the state and locality of your residence in the calendar year in which the Excess Parachute Payment would be made, net of the reduction in Federal income taxes that you may obtain from the deduction of such state and local income taxes. In addition, all determinations to be made under this clause (ii) will be made by the Company’s independent public accountant (the “Accounting Firm”) immediately before the date the severance benefit under Paragraph 7(c)(i) is to be paid. The Accounting Firm will provide its determinations and any supporting calculations and workpapers both to the Company and to you within ten (10) days of such date, and any such determination by the Accounting Firm will be binding upon the Company and you.
     (iii) Expense; Legal Fees. If you commence a legal action to enforce any of the obligations of the Company under this Paragraph 7 and it is ultimately determined that you are entitled to any payments or benefits under this Paragraph 7, the Company shall pay you the amount necessary to reimburse you in full for all reasonable expenses (including reasonable attorneys’ fees and legal expenses) incurred by you with respect to such action.
     (d) Notice of Termination. Any purported termination of your employment (other than by reason of death) will be communicated by a written “Notice of Termination” (as defined in Exhibit A) from one party to another in accordance with Paragraph 15. Notwithstanding anything to the contrary in this Paragraph 7, no termination for Cause will be effective without (I) reasonable notice to you setting forth the reasons for the Company’s intention to terminate, and (II) an opportunity for you to cure or correct any such breach within twenty (20) days after receipt of such notice. Notwithstanding anything to the contrary in this Paragraph 7, no termination for Good Reason will be effective unless (l)you have delivered to the Company a Notice of Termination in accordance with this clause (iii) within thirty (30) days after the occurrence of the event or circumstance which constitutes Good Reason, and (II) the Company has been afforded an opportunity to cure or correct such event or circumstance within twenty (20) days after receipt of such notice.
     (e) No Mitigation. Your right to the severance benefit payable pursuant to Paragraph 7 is not subject to any requirement that you seek other employment or otherwise attempt in any way to reduce any amounts payable to you pursuant to Paragraph 7. Further, the amount payable to you shall not be reduced by any compensation or income earned by you as the result of employment by another employer or self-employment, by retirement benefits, by offset against any amount claimed to be owed by you to the Company, or otherwise.
     (f) Effect of Termination. The termination of your employment for any reason will constitute your resignation from (i) any director, officer or employee position you have with the Company or any affiliate thereof and (ii) all fiduciary positions (including as a trustee) you hold with respect to any employee benefit plans or trusts established by the Company or any affiliate thereof. You hereby agree that this Letter Agreement will serve as written notice of resignation in this circumstance.
     8. Outside Activities.
     (a) Exclusive Services. During your employment with the Company, you agree to devote substantially all of your professional time, attention and efforts to the performance of your duties under this Letter Agreement, and will not render services to any other business without the written consent of the Board. You may serve on civic or charitable boards or engage in charitable activities without remuneration therefor subject to the prior approval of the Board, which shall not be unreasonably withheld. The Company recognizes that you serve as a member of the board of directors of Blackboard Corporation and consents to your continued service on that board. The Board, however, reserves the right to require you to resign from any board or similar body on which you may serve, if it determines in good faith that your service on such board interferes with the effective discharge of your duties and responsibilities to the Company as contemplated by Paragraph l(a) or that any business related to such service contravenes the requirements of Paragraph 8(b) or the Confidentiality and Non-Disclosure Agreement (as set forth in Paragraph 9). In addition, you will not own, directly or indirectly, any capital stock of any company which is in competition with any line of business conducted by the Company or its affiliates; provided, however, that you may own, directly or indirectly, up to one percent (1%) of the outstanding capital stock of any publicly traded corporation.
     (b) Non-Competition. During your employment and for twelve (12) months following your termination of employment or resignation for any reason, you will not, directly or indirectly, engage in (whether as an employee, consultant, agent, advisor, proprietor, principal, partner, stockholder, corporate officer, director or otherwise), nor have any direct or indirect ownership interest in, or directly or indirectly participate in the financing, operation, management or control of, any person, firm, corporation or business that is engaged in providing web- and phone-based payment services to financial institution, biller, card issuer and creditor clients (a “Competing Business”); provided that you may purchase and hold only for investment purposes less than one percent (1%) of the shares of any corporation in a Competing Business whose shares are regularly traded on a national securities exchange.

     (c) Non-Solicitation. During your employment and for twenty-four (24) months following your termination of employment or resignation for any reason, you will not, directly or indirectly, induce or attempt to induce any customer, client, supplier, licensee or other person or entity then having a business relationship with the Company or any of its affiliates (collectively, the “Company Group”) to cease doing business with any member of the Company Group, or in any way knowingly interfere with the relationship between any member of the Company Group and any customer, client, supplier, licensee or other business relationship. As used herein, the term "indirectly" will include, without limitation, the authorized use of your name by any competitor of the Company or any member of the Company Group to induce or interfere with any business relationship of the Company or any member of the Company Group.
     9. Other Covenants. In connection with your entering into this Letter Agreement, you agree to execute and deliver to the Company the Confidentiality and Non-Disclosure Agreement attached hereto as Annex A (the “Confidentiality and Non-Disclosure Agreement”).
     10. Material Inducement; Certain Remedies, You acknowledge and agree that the covenants entered into by you pursuant to Paragraphs 8 and 9 are essential elements of the parties’ agreement as expressed in this Letter Agreement, are a material inducement for the Company to enter into this Letter Agreement and the breach of any of those covenants would be a material breach of this Letter Agreement. You further acknowledge and agree that the Company’s remedies at law for a breach or threatened breach of any of the provisions of Paragraph 8 or the Confidentiality and Non-Disclosure Agreement would be inadequate. In recognition of this fact, you agree that, in the event of such a breach or threatened breach, in addition to any remedies at law, the Company will be entitled to obtain equitable relief in the form of temporary restraining order, temporary or permanent injunction or any other equitable remedy which may then be available, without bond or security, restraining you from engaging in the activities prohibited by Paragraph 8 or the Confidentiality and Non-Disclosure Agreement, or such other relief as may be required specifically to enforce this Letter Agreement. In addition to any other remedies that may be available to the Company, if following your termination of employment or resignation for any reason you breach any of the provisions of Paragraphs 8 or the Confidentiality and Non-Disclosure Agreement, the Company may cease providing you with the payments and benefits set forth in Paragraph 7 and any and all obligations of the Company will cease.
     11. Withholding. All forms of compensation referred to in this Letter Agreement are subject to reduction to reflect applicable withholding and payroll taxes and any other legal deduction or withholding requirement.
     12. Section 409A of the Code.
     (a) This Letter Agreement is intended to meet the requirements of Section 409A of the Code and will be interpreted and construed consistent with that intent. For purposes of this Letter Agreement, the terms “terminate,” “terminated” and “termination” mean a termination of your employment that constitute a “separation from service” within the meaning of the default rules of Section 409A of the Code.
     (b) Notwithstanding any other provision of this Letter Agreement, to the extent that the right to any payment (including the provision of benefits) hereunder provides for the “deferral of compensation” within the meaning of Section 409A(d)(l) of the Code, the payment shall be paid (or provided) in accordance with the following:
     (i) If you are a “Specified Employee” within the meaning of Section 409A(a)(2)(B)(i) of the Code on the date of your termination of employment, then no such payment will be made or commence during the period beginning on the date of termination and ending on the date that is six (6) months following the date of termination or, if earlier, on the date of your death. The amount of any payment that would otherwise be paid to you during this period shall instead be paid on the fifteenth (15th) day of the first calendar month following the end of the period.
     (ii) For the purposes of clarification, any payments that are subject to Section 409A of the Code will not include any payments on the occurrence of an involuntary termination of employment that would satisfy the short-term deferral exclusions described in Section 1.409A-1(b)(4) of the Treasury Regulations or the separation pay exception described in Section 1.409A-1(b)(9) of the Treasury Regulations; and such payments shall be made to you immediately upon your termination.
     (iii) Payments with respect to reimbursements of expenses shall be made on or before the last day of the calendar year following the calendar year in which the relevant expense is incurred. The amount of expenses eligible for reimbursement during a calendar year may not affect the expenses eligible for reimbursement in any other calendar year.
     (c) Notwithstanding any provision of this Letter Agreement to the contrary, if any provision of this Letter Agreement contravenes any regulations or guidance promulgated under Section 409A of the Code or would cause any person to be subject to additional taxes, interest and/or penalties under Section 409A of the Code, such provision of this Letter Agreement shall be deemed void ab initio and the parties shall negotiate in good faith to replace the non-compliant provisions with compliant provisions under Section 409A of the Code.
     13. Initial Grant of Equity Awards. The Stock Options, Restricted Stock and Company Match Shares granted to you pursuant to Paragraph 4 will be granted outside of the Equity Plan in accordance with NASDAQ Listing Rule 5635(c)(4) as an inducement to you to enter into employment with the Company.
     14. Entire Agreement. This Letter Agreement, including the referrals herein to other documents, plans and agreements, contain all of the terms of your employment with the Company and supersede, as of the date hereof, any prior understandings or agreements, whether oral or written, between you and the Company or its affiliates.
     15. Notices. Notices and all other communications provided for in this Letter Agreement shall be in writing and shall be addressed, if to you, to the address on file with the Company and, if to the Company, to the address set forth below, or to such other address as either party may have furnished to the other in writing in accordance herewith, except that notice of change of address shall be effective only upon actual receipt:
To the Company:
Online Resources Corporation
4795 Meadow Wood Lane
Chantilly,VA 20151
Attention: General Counsel

All such notices shall be conclusively deemed to be received and shall be effective (i) if sent by hand delivery, upon receipt or (ii) if sent by electronic mail or facsimile, upon of receipt by the sender of such transmission.
     16. Successors and Assigns. All covenants, promises and agreements by or on behalf of the Company contained in this Letter Agreement will inure to the benefit of, and be binding upon, the successors and assigns of the Company. This Letter Agreement is personal to you and will not be assignable or delegable by you other than by will or the laws of descent and distribution. This Letter Agreement (including any post-termination payment obligations) will inure to the benefit of and be enforceable by your heirs (in the event of your death) and legal representatives. The Company will require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of the Company expressly to assume this Letter Agreement and all obligations of the Company hereunder in the same manner and to the same extent that the Company would be so obligated if no such succession had taken place.
     17. Miscellaneous.
     (a) Please be advised that your offer of employment is contingent upon the satisfactory completion of the Company’s employee on-boarding process, including criminal and civil background checks and drug testing.
     (b) Attorneys’ Fees. The Company shall reimburse you for reasonable attorney fees in an amount not to exceed $5,000 incurred in negotiating and finalizing this Letter Agreement.
     18. Amendment, Governing Law, and Venue. Subject to Paragraph 12(c), this Letter Agreement may not be amended or modified except by an express written agreement signed by you and a duly authorized officer of the Company. The terms of this Letter Agreement and the resolution of any disputes will be subject to Delaware law.

     Joe, we hope that you find the foregoing terms acceptable. We are very excited to have you join the Company. You may indicate your agreement with these terms and accept this offer by signing and dating the enclosed duplicate original of this Letter Agreement and returning them to me.
     We look forward to having you join us.

Very truly yours,
By:	/s/ John Dorman
	Name:	John Dorman
	Title:	Chairman of the Board

I have read and accept this employment offer:

/s/ Joseph L. Cowan	Dated:	6-15-10

Joseph L. Cowan

Exhibit A
Definitions
For purposes of Paragraph 7 of the Letter Agreement, the following terms will have the following meanings:
     “Cause” means:
     (i) acts of fraud or misappropriation committed by you and intended to result in substantial personal enrichment at the expense of the Company;
     (ii) repeated violations by you of your obligations to the Company which are demonstrably willful and deliberate and which result in material injury to the Company; provided that, in each case, you have received written notice of the described activity, have been afforded a period of 20 days to cure or correct the activity described in the notice, and have failed to cure, correct or cease the activity, as appropriate; or
     (iii) the breach of a published Company policy that, in the opinion of counsel, had a reasonable likelihood to expose the Company to material liability or material regulatory noncompliance.
“Change in Control” shall mean any change in control of the Company of a nature that would be required to be reported in response to Item l(a) of the Current Report on Form 10-K, as in effect on the Effective Date, pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended from time to time (the “Act”); provided that, without limitation, such a “Change in Control” shall be deemed to have occurred if:
     (i) a third person, including a “group” as such term is used in Section 13(d)(3) of the Act, becomes the beneficial owner, directly or indirectly, of 50% or more of the combined voting power of the Company’s outstanding voting securities ordinarily having the right to vote for the election of directors of the Company, unless such acquisition of beneficial ownership is approved by a majority of the Incumbent Board (as such term is defined in clause (ii) below); or
     (ii) individuals who, as of the Effective Date, constitute the Board (the “Incumbent Board”) cease for any reason to constitute at least a majority of the Board, provided that any person becoming a director subsequent to the date hereof whose election, or nomination for election by the Company’s shareholders, was approved by a vote of at least three-quarters of the directors comprising the Incumbent Board (other than an election or nomination of an individual whose initial assumption of office is in connection with an actual or threatened election contest relating to the election of the Directors of the Company, as such terms are used in Rule 14a-11 of Regulation 14A promulgated under the Act) shall be, for purposes of this provision, considered as though such person were a member of the Incumbent Board.
“Date of Termination” means, with respect to any purported termination of your employment (other than by reason your death or Disability), shall mean the date specified in the Notice of Termination.
“Disability” shall mean your incapacity due to physical or mental illness to perform your full-time duties with the Company for a continuous period of three months or an aggregate of six months in any eighteen-month period.

A-1

“Good Reason” shall mean, without your consent:
     (i) any changes in your duties and responsibilities which are materially inconsistent with your duties and responsibilities within the Company immediately prior to the Change in Control;
     (ii) any material reduction of your salary, aggregate incentive compensation opportunities (excluding any reduction in incentive compensation awards due to the economic performance of the Company) or aggregate benefits;
     (iii) any required relocation of your office beyond a 50 mile radius from the location of your office immediately prior to the Change in Control; or
     (iv) any failure by the Company to obtain the assumption of this Letter Agreement by a successor of the Company.
“Notice of Termination” shall mean a notice which will indicate the specific nature of termination (as set forth in the first paragraph of Paragraph 7(c)(i)) and will set forth in reasonable detail the facts and circumstances claimed to provide a basis for the termination of your employment under the provision so indicated.
“Severance Period” shall mean either (i) the period of 12 months following the Date of Termination, if the Date of Termination occurs on or prior to the first anniversary of the Effective Date, or (ii) the period of 18 months, if the Date of Termination is after such anniversary date.

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